Hanmi Financial Corporation 3660 Wilshire Boulevard, Penthouse Suite A Los Angeles, California 90010 Tel: (213) 382-2200 Fax: (213) 386-6889
August 31, 2009
By U.S. Mail and Facsimile to (703) 813-6983
Mr. Kevin W. Vaughn
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Hanmi Financial Corporation Form 10-K for the Fiscal Year Ended December 31, 2008 Filed March 16, 2009 File No. 000-30421
Dear Mr. Vaughn:
This letter sets forth the responses of Hanmi Financial Corporation (the “Company”) to the comments received from the staff of the Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) contained in a letter dated August 5, 2008 relating to the above referenced filing.
Set forth below are the comments contained in the Staff’s letter followed by the response of the Company. For purposes of identification, the Staff’s comments are presented in boldface italics.
Form 10-K
Management’s Discussion and Analysis
Critical Accounting Policies
Investment Securities, page 34
1.	We note your disclosure that you may make an adjustment to the price received from a third party as a result of your analysis of whether prices received from brokers or pricing services are reasonable. Please revise future filings to disclose the amount of any such adjustments made by major investment class and provide greater detail as to how you concluded that the prices received from third parties were not an appropriate representation of fair value. Additionally, please disclose the types of inputs you use in your internal and external cash flow models and how you determined that these adjustments did not require these measurements to be reported as Level 3 measurements.
Response
As of December 31, 2008, there were no adjustments to the prices received from third parties. In addition, we have not had any such adjustments since December 31, 2008 through June 30, 2009. In future filings, we will provide additional disclosures regarding those types of adjustments, if applicable. As of December 31, 2008, we did not use any internal or external cash flows models to ensure prices received from independent brokers represented a reasonable estimate of fair value. In addition, we have not used any such cash flows models since December 31, 2008 through June 30, 2009. In future filings, we will provide additional disclosures regarding the use of those types of cash flows models and the types of inputs used, if applicable.

Mr. Kevin W. Vaughn
Securities and Exchange Commission
August 31, 2009

Future filings, beginning with our quarterly report on Form 10-Q for the quarterly period ending September 30, 2009, will include a revised disclosure for our “Critical Accounting Policies — Investment Securities” as follows:
     CRITICAL ACCOUNTING POLICIES
          Investment Securities
     The fair values of investment securities are generally determined by reference to the average of at least two quoted market prices obtained from independent external brokers or independent external pricing service providers who have experience in valuing these securities. In obtaining such valuation information from third parties, we have evaluated the methodologies used to develop the resulting fair values. We perform a monthly analysis on the broker quotes received from third parties to ensure that the prices represent a reasonable estimate of the fair value. The procedures include, but are not limited to, initial and on-going review of third party pricing methodologies, review of pricing trends, and monitoring of trading volumes. Prices from third-party pricing services are often unavailable for securities that are rarely traded or are traded only in privately negotiated transactions. As a result, certain securities are priced via independent broker quotations that utilize inputs that may be difficult to corroborate with observable market based data. Additionally, the majority of these independent broker quotations are non-binding.
Allowance for Loan Losses and Allowance for Off-Balance Sheet Items, page 48
2.	We note your disclosures on page 50 regarding the increase in your allowance for loan losses. In future filings beginning in your next Form 10-Q, please revise to provide greater granularity in factors considered in determining your allowance. As part of that disclosure, please address the following:
a.	Please discuss how you considered the significant increase in non-performing loans and discuss in greater detail how you considered whether an allowance was needed for those non-performing loans. For instance, for the specific significant non-performing loans that contributed to the increase in the balance of non-performing loans, please disclose how these loans were considered when determining your allowance. Specifically address how you considered that your non-performing loans increased significantly faster than your allowance for loan losses during 2008 and the first quarter of 2009.

b.	Please quantify and discuss the extent of the “higher estimated loss severity arising from a softening economy” as referred to in your disclosure.

c.	Please provide additional details of the “better collateral coverage on certain gross loans and the presence of guarantees” which partially offset the higher estimated loss severity.
Response to 2.a.
Future filings, beginning with our quarterly report on Form 10-Q for the quarterly period ending September 30, 2009, will include expanded disclosures to provide greater granularity in the factors we considered in determining our allowance for loan losses.

Mr. Kevin W. Vaughn
Securities and Exchange Commission
August 31, 2009

If we had incorporated your comments in our Form 10-K for the fiscal year ended December 31, 2008, it would have been as follows:
     Non-performing loans increased by $67.4 million, or 123.8 percent, to $121.9 million as of December 31, 2008, compared to $54.5 million as of December 31, 2007. During the same period, the allowance for loan losses increased by $27.4 million, or 62.8 percent, to $71.0 million from $43.6 million. $80.0 million, or 79.3 percent, of the newly designated non-performing loans in 2008 were secured by real estate. The allowance for the collateral-dependent loans is calculated by the difference between the outstanding loan balance and the value of the collateral as determined by recent appraisals. The allowance for collateral-dependent loans varies from loan to loan based on the collateral coverage of the loan at the time of designation as non-performing. We continue to monitor the collateral coverage, based on recent appraisals, on these loans on a quarterly basis and adjust the allowance accordingly. Significant non-performing loans, along with their specific reserve, are as follows:
•	A construction loan to an apartment/condominium project in Oakland, California had an outstanding balance, net of charge-offs, of $25.2 million as of December 31, 2008. A fair value analysis, based on a recent appraisal, of the collateral in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 114, “Accounting by Creditors for Impairment of a Loan — as amended,” indicated a need of $1.0 million specific reserve for that loan.

•	A commercial property secured by five car washes around the Southern California region had an outstanding balance of $24.2 million as of December 31, 2008. A fair value analysis, based on a recent appraisal, of the collateral in accordance with SFAS No. 114 indicated a need of $714,000 specific reserve for that loan.

•	A commercial property loan and line of credit secured by an apartment complex in Los Angeles, California had an outstanding balance of $4.6 million as of December 31, 2008 and was fully secured by real estate. A fair value analysis, based on a recent appraisal, of the collateral in accordance with SFAS No. 114 indicated no specific reserve needed for that loan.

•	A Small Business Administration loan secured by a hotel in Austin, Texas had an outstanding balance of $4.1 million as of December 31, 2008 and was fully secured by real estate. A fair value analysis, based on a recent appraisal, of the collateral in accordance with SFAS No. 114 indicated no specific reserve needed for that loan.
     As of December 31, 2008, $96.3 million, or 79.0 percent, of the $121.9 million of non-performing loans were secured by real estate. As of December 31, 2007, $38.5 million, or 70.6 percent, of the $54.5 million of non-performing loans were secured by real estate. While increases in the non-performing loan balance are indicative of an overall loan portfolio deterioration, increased percentages of collateral-dependent loans within the non-performing loan breakdown provide less need of corresponding increases to the allowance for loan losses, as collateral security provides mitigating factors in evaluating potential losses.
Response to 2.b.
Future filings, beginning with our quarterly report on Form 10-Q for the quarterly period ending September 30, 2009, will include expanded disclosures to quantify and discuss the extent of the “higher estimated loss severity arising from a softening economy.”

Mr. Kevin W. Vaughn
Securities and Exchange Commission
August 31, 2009

If we had incorporated your comments in our Form 10-K for the fiscal year ended December 31, 2008, it would have been as follows:
     For the year ended December 31, 2008, total charge-offs were $48.2 million, compared to $23.3 million for the year ended December 31, 2007. Concurrently, the allowance for loan losses as a percentage of total gross loans increased to 2.11 percent as of December 31, 2008 from 1.33 percent as of December 31, 2007. In addition, total qualitative adjustments increased to $16.2 million as of December 31, 2008 from $7.2 million as of December 31, 2007.
     The largest pools in the loan portfolio are commercial term loans and commercial real estate loans, which totaled $2.52 billion (74.9 percent of total gross loans) as of December 31, 2008 and $2.40 billion (72.9 percent of total gross loans) as of December 31, 2007. The reserves related to commercial term loans and commercial real estate loans increased to $50.8 million December 31, 2008 from $28.8 million as of December 31, 2007.
     As a result of the softening economy, the loan portfolio experienced increased charge-offs in unsecured commercial term loans as well as construction loans. Charge-offs in unsecured commercial term loans increased from $14.2 million for the year ended December 31, 2007 to $23.5 million for the year ended December 31, 2008. While there were no charge-offs in construction loans for the year ended December 31, 2007, charge-offs in construction loans totaled $14.7 million for the year ended December 31, 2008.
Response to 2.c.
Future filings, beginning with our quarterly report on Form 10-Q for the quarterly period ending September 30, 2009, will include expanded disclosures to provide additional details of the “better collateral coverage on certain gross loans and the presence of guarantees” which partially offset the higher estimated loss severity.
If we had incorporated your comments in our Form 10-K for the fiscal year ended December 31, 2008, it would have been as follows:
     As of December 31, 2008, $2.61 billion, or 77.6 percent, of total gross loans were secured by real estate. Our policy is to grant no more than 65 percent loan-to-value at the time of origination for loans secured by real estate. In fact, most loans do not near the 65 percent loan-to-value at origination. Thus, initial low loan-to-values ensure that the real estate secured portfolio can withstand economic downturns as seen in the current market. Further, a majority of the real estate portfolio lies within Los Angeles County and Orange County, with minimal exposure in the Inland Empire, where real estate value decreases have been the most severe. Thus, the current collateral coverage for the real estate portfolio would not result in significant charge-offs; however, we will continue to closely monitor and update values for collateral-dependent loans to proactively address potential concerns.
Consolidated Financial Statements
Note 3 — Securities, page 84
3.	Please revise to disclose gross gains and gross losses recognized on sales of available for sale securities. Refer to paragraph 21(a) of SFAS 115.

Mr. Kevin W. Vaughn
Securities and Exchange Commission
August 31, 2009

Response
Beginning with our quarterly report on Form 10-Q for the quarterly period ended June 30, 2009, we have included, and will continue to include in future filings, a disclosure in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” paragraph 21.a., which states:
     21. For each period for which the results of operations are presented, an enterprise shall disclose:
a.	The proceeds from sales of available-for-sale securities and the gross realized gains and gross realized losses on those sales.
If we had incorporated your comments in our Form 10-K for the fiscal year ended December 31, 2008, it would have been as follows:
     Proceeds from sales of available-for-sale securities during 2008, 2007 and 2006 were $28.5 million, $0 and $5.0 million, respectively. Gross realized gains were $618,000, $0 and $5,000 during 2008, 2007 and 2006, respectively. Gross realized losses were $541,000, $0 and $3,000 in 2008, 2007 and 2006, respectively. The tax expense on the sale of investment securities available-for-sale amounted to $32,000, $0 and $1,000 for 2008, 2007 and 2006, respectively.
Note 14 — Regulatory Matters, page 103
4.	Please revise to disclose the following information regarding the Memorandum of Understanding with the FRB and the DFI:
a.	Please revise your discussion beginning on page 3 to describe any specific changes made to your loan policies and procedures that were made during the three years presented, including any that were required by the Memorandum of Understanding.

b.	Please disclose whether there were any changes made to your methodology for estimating the allowance for loan losses during the three years presented, including any changes that were as a result of the Memorandum of Understanding. If so, please disclose your methodology prior to the changes, the specific changes made to the methodology and the financial statement impact of these changes.

c.	Please revise to provide an expanded description of the specific actions you are taking to comply with the provisions of the Memorandum of Understanding and expand your discussion of your progress in addressing the issues set forth therein.

d.	Please disclose the extent of any financial statement impact of complying with requirements of the Memorandum of Understanding, including any additional provision for loan losses that resulted from the Memorandum of Understanding, in addition to the above disclosure.
Response to 4.a. and 4.b.
Future filings, beginning with our quarterly report on Form 10-Q for the quarterly period ending September 30, 2009, will include additional disclosures regarding the Memorandum of Understanding.

Mr. Kevin W. Vaughn
Securities and Exchange Commission
August 31, 2009

The discussion of changes to our loan policies and procedures will be revised to include a discussion of: tightening of underwriting criteria; consolidation of the five districts to three districts and eventually to two districts; creation of the loan underwriting centers; revision of historic loss rate migration analysis from the previous 28 quarters to the weighted 12 previous quarters; expansion and enhancement of the internal loan review; creation of the Management Loan Review and Monitoring Department; adjustments to the qualitative factors; grading of modified loans; and enhanced training program for loan officers.
If we had incorporated your comments in our Form 10-K for the fiscal year ended December 31, 2008, it would have been as follows:
     As noted above, some of the more significant changes have been in the area of methodology for estimation of the allowances for loan losses. With the changes in the economic climate, we have made various changes quarter to quarter, including:
•	In the first quarter of 2008, the historical loss rate migration analysis with ReserveTrac was enhanced. 12 previous quarters loss history, with the most recent six quarters weighted more heavily at 1.5 to 1.0 to factor in the increased loss rate to reflect the changing economic environment. Previously, the analysis was conducted using the previous 28 quarters all weighted evenly. The revision is more realistic and dynamic, which is particularly pertinent during these fast changing times.

•	The reserve factors for contingent liabilities have also been enhanced and now are based on the actual loan pool usage percentages and the risk rating reserve percentages, whereas before only the weighted historical loss rates for clean loans were used.

•	Furthermore, collateral values are fluctuating more widely this past year than in previous years. Therefore, real estate secured loans are being monitored more frequently, and collateral is being reappraised more frequently so that impairment on these loans, whether they are classified loans or pass loans, may be calculated accurately for purposes of the allowance for loan losses.

•	The impairment policy has also been revised to require charge-off of 100 percent of impaired loans within 90 days of the impairment date. Exceptions to this policy are allowed only with the Chief Credit Officer’s approval.

•	The Memorandum of Understanding dated October 8, 2008 addresses enhancement of loan policies and procedures. The revisions to the loan policies and procedures were made more in response to changes in the business environment and increased credit risk, rather than to a specific mandate in the Memorandum of Understanding.
If we had incorporated your comments in our Form 10-Q for the quarterly period ended March 31, 2009, it would have been as follows:
     The rapidly changing economic conditions that have drastically affected our borrowers have necessitated several revisions to the qualitative factors. Some of the more significant qualitative factors adjusted are increases in delinquencies, classified assets, non-performing loans and charge-offs, changes in quality of loan review, credit concentrations, and external factors of real estate, construction, commercial term, line of credit and SBA loans. Overall, qualitative adjustment totals increased by $12.7 million, or 78.4 percent, to $28.8 million for the first quarter of 2009 from $16.1 million for the fourth quarter of 2008. Specifically, the largest two loan pools, commercial term loans (secured and unsecured combined) and commercial real estate loans, had significant increases in qualitative adjustments, collectively exceeding $10.5 million in increases during the time period.

Mr. Kevin W. Vaughn
Securities and Exchange Commission
August 31, 2009

If we had incorporated your comments in our Form 10-Q for the quarterly period ended June 30, 2009, it would have been as follows:
     In the first and second quarters of 2009, the allowance for loan losses quantitative factors for the commercial term loan pool were further segregated into unsecured commercial term and secured commercial term loans, including business property or first trust deed owner-occupied commercial property loans and trust deed secured term loans. This separation enhanced the accuracy of the loan loss allocation by clearly and accurately defining historical loan losses within the respective loan group.
Response to 4.c.
Future filings, beginning with our quarterly report on Form 10-Q for the quarterly period ending September 30, 2009, will include additional disclosure regarding the Memorandum of Understanding.
If we had incorporated your comments in our Form 10-K for the fiscal year ended December 31, 2008, it would have been as follows:
     Certain actions that we have specifically taken to comply with the Memorandum of Understanding include the following:
•	The Board of Directors’ membership has been changed. Since October 2008, six directors have retired or resigned. The Board has successfully recruited and elected four new directors, each of them with prior banking experience, professional designations and a wealth of knowledge and experience.

•	The Corporate Governance Guidelines have also been revised and enhanced to more clearly outline director qualifications, nomination procedures and succession planning.

•	The Memorandum of Understanding also called for enhancements to the Capital Augmentation and Maintenance Plan, the Liquidity Contingency Plan, the Strategic Plan and the Earnings Plan. These have been completed and the plans are being followed with positive results.

•	The Memorandum of Understanding requires the Bank to submit reports quarterly on the progress made on all of the provisions. At this time, the Bank is in full or substantial compliance with a majority of the provisions, with the understanding that some of the provisions, like the Asset Quality Improvement Plan, the Capital Augmentation and Maintenance Plan, and the Earnings Plan, require the implementation of the plans and a passage of time to show the results of the plans.

•	The regulators recommended that the Board of Directors increase its members by one additional director, and further enhancement to the management succession and retention programs. The Board of Directors is addressing these issues.
If we had incorporated your comments in our Form 10-Q for the quarterly period ended June 30, 2009, it would have been as follows:
     The Memorandum of Understanding requires the Bank to submit reports quarterly on the progress made on all of the provisions. At this time, the Bank is in full or substantial compliance with a majority of the provisions, with the understanding that some of the provisions, like the Asset Quality Improvement Plan, the Capital Augmentation and Maintenance Plan, and the Earnings Plan, require the implementation of the plans and a passage of time to show the results of the plans.

Mr. Kevin W. Vaughn
Securities and Exchange Commission
August 31, 2009

Response to 4.d.
The requirements of the Memorandum of Understanding are general in nature and do not specify any actions that directly affect the financial statements. The increased level in the allowance for loan losses is a result of the negative effect that the continuing economic recession is having on our borrowers, resulting in deterioration of the Bank’s asset quality, and not because of specific actions taken to comply with the Memorandum of Understanding.
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In connection with our review of your comments, we held a special meeting of our Disclosure Committee, which is comprised of all persons responsible for the accuracy and adequacy of the disclosures in our filings with the Securities and Exchange Commission (the “Commission”). The goal of our Disclosure Committee is to ensure that our filings include all necessary and relevant information required under the Securities Exchange Act of 1934 that will enable investors to make informed investment decisions.
This is to confirm that the Company acknowledges the following:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or further comments, please contact me at (213) 368-3200. Thank you for your review and recommendations.
Sincerely,
/s/ Brian E. Cho
Brian E. Cho
Executive Vice President and Chief Financial Officer

cc:	Rebekah Blakely Moore Securities and Exchange Commission Division of Corporation Finance